
Supreme
INDUSTRIES, INC.

ANNUAL ▪ 2007 ▪ REPORT

SUPREME

STARTRANS
A SUPREME CORPORATION COMPANY

Supreme Armored.

SUPREME Specialty Vehicles

CORPORATE PROFILE

Supreme Industries, Inc. is a leading manufacturer of specialized commercial vehicles including truck bodies, shuttle buses, armored vehicles and luxury motor coaches. Based in Goshen, Indiana, the Company has vertically integrated operations nationwide including eight manufacturing facilities, nine service & distribution centers and two component manufacturing facilities. The 19 combined manufacturing and service locations are strategically located to serve major geographic markets.

SILVER-CROWN

TSL TOWER STRUCTURAL LAMINATING

MASTER FAB Composites Group

COMPANY INFORMATION

A copy of Form 10-K filed with the Securities and Exchange Commission may be obtained without charge upon written request to the Treasurer at the corporate offices or via the Internet at the SEC EDGAR site (http://www.sec.gov). In addition, "street name" holders who wish to receive financial information on a timely basis, directly from the Company, are invited to convey this request to the same party.

For the Fiscal Years Ended	**2007**	2006	2005	2004	2003
NET SALES Dollars in Millions	**$ 313.3**	$ 340.7	$ 341.3	$ 307.3	$ 224.9
NET INCOME Dollars in Millions	**4.2**	4.6	8.3	4.7	4.6
BASIC EARNINGS Per Share	**.32**	.36	.67	.39	.39
DILUTED EARNINGS Per Share	**.32**	.36	.65	.38	.38


07
313.3
06
340.7
05
341.3
04
307.3
03
224.9

NET SALES
Dollars in Millions


07
4.2
06
4.6
05
8.3
04
4.7
03
4.6

NET INCOME
Dollars in Millions


07
.32
06
.36
05
.65
04
.38
03
.38

DILUTED EARNINGS
Per Share


07
29.0
06
38.9
05
31.4
04
28.8
03
17.4

LONG-TERM DEBT
Dollars in Millions

For the Fiscal Years Ended	**2007**	2006	2005	2004	2003
WORKING CAPITAL Dollars in Millions	**$ 58.5**	$ 66.6	$ 60.8	$ 50.9	$ 42.9
TOTAL ASSETS Dollars in Millions	**132.8**	142.1	137.4	129.2	106.3
LONG-TERM DEBT Dollars in Millions	**29.0**	38.9	31.4	28.8	17.4
STOCKHOLDERS' EQUITY Dollars in Millions	**75.5**	75.2	75.2	67.6	63.6
BOOK VALUE Per Share	**5.84**	5.92	5.92	5.57	5.32
DEBT TO EQUITY RATIO	**.39 to 1**	.54 to 1	.44 to 1	.45 to 1	.31 to 1


07
75.5
06
75.2
05
75.2
04
67.6
03
63.6

STOCKHOLDERS' EQUITY
Dollars in Millions


07
5.84
06
5.92
05
5.92
04
5.57
03
5.32

BOOK VALUE
Per Share


POLICE

Supreme Specialty Vehicles (SSV) donated a nine-passenger prisoner transport vehicle to the city of New Orleans Police Department, as the department continues to rebuild after Hurricane Katrina.

To Our Shareholders:

Our expectations for a challenging environment in 2007 were unfortunately borne out. The truck manufacturing industry exhibited weakening demand as the year progressed, which we believe was a reflection of the declining economy and industry-related factors. Net sales for 2007 were $313.3 million, compared with $340.7 million for 2006. Net income for 2007 declined from $4.6 million, or $0.36 per diluted share, in 2006 to $4.2 million, or $0.32 per diluted share.

Sales of core dry freight products—our largest product group—reflected the industry softness, declining 23 percent from last year's levels. We believe, based on preliminary industry data, that we maintained our market share for this product group. Partially offsetting this sales decline were favorable sales contributions from our bus and armored divisions as well as sharply increased sales from Silver Crown®, one of our specialty product divisions.

Despite the sales decrease during the year, gross margin improved slightly from that of 2006. Selling expenses declined principally as a result of increased cooperative marketing funds from chassis manufacturers and lower commission-related expenses; however, we incurred higher general and administrative expenses, with Sarbanes-Oxley compliance costs being a major contributor.

To contain and reduce expenses during the year, Supreme worked with suppliers to strengthen supply chain logistics and materials availability. Furthermore, we continued efforts to improve inventory turns and to utilize innovative lower-cost materials, such as those produced at our fiberglass operations. We downsized the organization to better align our labor cost structure with the lower sales volume. In addition, we are using robotics and other technologies to further reduce manufacturing expenses.

Supreme managed its assets effectively in 2007. Despite lower earnings, the Company had strong cash flow that resulted in debt reduction of $10.9 million, lowering interest expense from a year ago. Capital expenditures for 2007 were $3.4 million, while depreciation expense was $4.3 million. We will attempt to limit capital expenditures in 2008 to an amount not to exceed estimated depreciation expense of $4.2 million for the year.

Stockholders' equity was $75.5 million, or $5.84 per share, at December 29, 2007. At year-end, working capital totaled $58.5 million, compared with $66.6 million at year-end 2006. The working capital ratio at December 29, 2007, was 3.3 to 1, while long-term debt as a percentage of the Company's total assets improved to 21.8 percent, compared with 27.3 percent at year-end 2006. Supreme's year-end backlog of $87.0 million, although below levels of a year ago by $10.5 million, was positively affected by our broadening customer base and product diversity—key components of our ongoing strategy.

To secure higher-margin business, the Supreme Specialty Vehicle division is focusing on developing products for high-growth markets like the "green" and homeland security sectors. We are also pursuing incremental market opportunities derived from existing products. For example, the natural extension of our cash-in-transit armored vehicle line was to supply highly armored units to the U.S. Department of State for Embassy personnel worldwide. Although not included in our $87 million backlog, the State Department award is for up to $100 million of vehicles to be produced over five years, with ultimate contract value subject to receipt of periodic orders. Initial deliveries are anticipated to begin early in the second quarter. Due to the terms of the contract, there can be no assurance that the Company will be able to achieve the maximum sales potential of this award.

Operational improvement initiatives currently underway include the addition of a new bus production line at our facility in Pennsylvania that will enhance responsiveness and better serve key customers in the region. Also during 2008, we will continue working closely with customers on a redesign of our core product with the intent of beginning production of a unified van body nationwide by year end. This is expected to enable easier and less expensive construction, improve inventory turns, and substantially reduce the lead-time required to deliver the finished product. We look forward to reporting further progress during the year.

Supreme was recently awarded large contracts from Budget Truck Rental and Penske Truck Leasing for their 2008 seasonal fleet builds. Supreme remains the largest chassis pool account for both the Ford and General Motors commercial cutaway chassis. Despite the combined efforts of GM and Supreme, revenue generated from the Astro Body joint project in its first full year of production proved to be disappointing. Although sales to larger fleet customers did not materialize, we continue to believe that this product has considerable potential.

Leading economists predict a shallow recession with economic softness throughout 2008. Certain customers, chassis OEMs, and other suppliers have suggested that the supply/demand dynamic for our core product group will strengthen later in the year. However, at this juncture, given the current business environment, we are not overly sanguine about this improvement materializing as forecasted. Management will continue its strategy of managing costs, improving productivity, expanding and enhancing product lines, and increasing sales in higher-margin specialty vehicle categories to improve results. With our strong financial condition, we are well positioned for the industry's recovery.

While future cash dividends will always be subject to current business conditions, cash flow, and business outlook, the Board's optimism regarding our financial position and long-term prospects has been demonstrated by its consistent cash dividend declarations. Including the $.095 dividend paid in March 2008, Supreme has paid 18 consecutive quarterly cash dividends.

We are supported in all of our efforts by a dedicated workforce and management team to whom we extend our appreciation, particularly as Supreme progresses through the down cycle. We are grateful for our loyal shareholders and are committed to increasing the value of their investment.

Sincerely,

Herbert M. Gardner
Chairman of the Board,
Supreme Industries, Inc.

Robert W. Wilson
President and CEO,
Supreme Corporation


RIVERWALK
ISUZU

The **Spartan Service Van**, a virtual workshop on wheels, is the market segment leader and leverages Supreme's pool chassis with General Motors and Ford.

Iner-City bodies built on GM or Ford cutaway chassis are the perfect route truck, designed for tight city streets or quiet suburban neighborhoods.

Supreme works closely with chassis manufacturers such as Isuzu to develop body programs that promote Supreme's core **Van Body** product line.

OVERVIEW

Supreme is the country's leading manufacturer of specialized commercial vehicles including truck bodies, homeland response, shuttle buses and luxury motor coaches. With a national direct sales and distribution network, manufacturing plants in seven states, nine service & distribution centers, two component manufacturing facilities, the broadest product line in the industry and strong relationships with all the major truck chassis manufacturers, Supreme provides its customers with superior and innovative transportation solutions. Every Supreme vehicle is built to the customer's specifications, while providing the best in quality, reliability and value.

PRODUCT

Truck Bodies

Supreme is America's leading full-line manufacturer of customizable truck bodies, offering a comprehensive line of truck bodies designed for a variety of vocations. Supreme focuses on commercial truck dealers via a direct sales force, complemented by a select group of distributors. Retail sales are augmented by leveraging truck chassis manufacturer relations with chassis pools and exclusive body programs. Truck body sales are further enhanced by long-term relationships with national fleets such as Penske, Budget, Enterprise, GE Capital, The Scotts Company, ServiceMaster, Safeway and Ryder.

Built with Supreme's own fiberglass reinforced plywood (FRP) or aluminum sheet and post construction, the Company's signature Dry Freight Van and Iner-City® Cutaway Van bodies are the route trucks of choice for fleet operators and delivery companies. These bodies offer the flexibility to be customized for a variety of different businesses — from a single owner-operator to a fleet requiring thousands of trucks. The Iner-City is built on cutaway chassis from General Motors and Ford, leveraging Supreme's position as the top commercial cutaway chassis pool manufacturer for both companies.

The durable and stylish Spartan® Service Van is a workshop on wheels. It offers a secure workspace, outside compartments for tools or equipment and job site protection from the weather. Built on a cutaway chassis, the Spartan Service Body is the category leader and has been adapted for the Low Cab Forward chassis market by Isuzu, General Motors, Ford, Mitsubishi, International and others.

Supreme's Spartan® Cargo Van is the bridge product for growing businesses moving up from a traditional cargo van into a van body. Compared with traditional OEM cargo vans, the Spartan Cargo Van provides more interior cubic feet of cargo space, the ability for a driver to work standing up and the comfort of a cutaway chassis. The Spartan Cargo Van's smaller size also makes it ideal for urban deliveries.

Supreme's niche vocational truck lines include the insulated VX and Kold King® bodies, furniture moving van bodies and Curtainside® bodies. Our Stake, Landscaper®, VanScaper® and fiberglass Lawn Care bodies are designed around the



Supreme Specialty Vehicles (SSV) addresses homeland response needs by combining the Company's dual competencies of truck body and bus manufacturing with specialized custom design.

Supreme partnered with General Motors to develop the fiberglass **Astro Body** for the Colorado and Canyon cab chassis, thereby expanding Supreme's product footprint onto smaller chassis.

The new **StarTrans TourLiner** seamlessly blends precise engineering, impeccable design and luxurious comfort. TourLiner presents a touring coach experience without the touring coach price, and is backed by the best warranty in the industry.

expanding needs of green industry professionals. The Astro Body, developed in partnership with General Motors, has expanded Supreme's truck body footprint onto smaller chassis and is being used by companies as diverse as Level Three Communications and Starbucks.

All Supreme products are built to customer specifications, either with pre-engineered optional upgrades or with custom designed solutions to meet the customer's unique needs.

Homeland Response

The Company's growing Supreme Specialty Vehicles (SSV) group answers the needs of homeland response and tactical law enforcement by combining the Company's dual competencies of truck body and bus manufacturing with specialized custom design. SSV has created a dedicated sales organization to meet the specific needs of local and federal government buyers. Supreme Armored, under the SSV umbrella, is the market leader in cash-in-transit vehicles.

Shuttle Buses

Supreme's StarTrans® Bus Division is a leading manufacturer of shuttle buses in North America and markets 34 models of transit and tour buses with passenger capacities ranging from seven to 42. Designed to maximize safety and efficiency in the transportation of people, these vehicles are individually configured according to the customer's specifications for number of seats, layout and other needs including additional doors and wheelchair lifts.

The new TourLiner is a high-end touring coach, catering to those who want a comfortable, luxurious riding experience for up to 39 passengers. The TourLiner surrounds passengers with distinctive amenities and superb construction, providing a relaxing ride for any church group, retirement community, college team or other touring organization.

Built on the Senator II platform, the StarTrans Multi-Function School Activity Bus offers schools, day-care centers and churches a stylish replacement for the former 15-passenger van.

The dramatic result of a partnership between StarTrans and Azure, the hybrid Citibus offers nearly 50% reduction in city driving fuel consumption compared to conventional chassis. Plus, the hybrid Citibus greatly reduces hydrocarbon, carbon monoxide and nitrogen oxide emissions.

With a spirit of design that meets the strict demands of the most aggressive users, the StarTrans Senator Series is ideal for shuttle, para-transit and fleet needs. Built with Supreme's own molded fiberglass on a cutaway chassis, the curved wall Senator is a tough yet stylish shuttle bus.

A tourist attraction in and of itself, the StarTrans Classic American Trolley is a modern version of a classic people mover from the early 20th century. The Sentinel Series of van conversions offers flexible solutions for the para-transit market.

StarTrans is committed to quality, having achieved ISO 9001:2000 certification along with 17 buses that have undergone testing at the Federal Transit Administration Altoona Bus Testing Facility. StarTrans buses are sold in the United


Loomis Fargo
& CO.

Silver Crown launched the new S Series of luxury motor coaches, the Company's top-end line of recreational vehicles.

Supreme Armored is the category leader in Cash-In-Transit (CIT) bodies, serving both national fleets and regional customers.

StarTrans Classic American Trolley offers theme parks, municipalities, tour companies, and hotel patrons a taste of a classic era in transportation.

States and Canada through an independent dealer organization targeting municipalities, nursing homes, churches, tour and charter companies, hotels, car rental agencies, schools and universities and other businesses with specialized transportation needs.

Luxury Motor Coaches

Supreme's Silver Crown division of recreational vehicles continues to expand its product line, introducing the S Series of luxury motor coaches. A niche product line for race fans and horse owners, as well as sports car and motorcycle enthusiasts, the Silver Crown S Series is the Company's top-end luxury motor coach, while the Company's Pony Xpress brand offers both totorhomes and motorhomes.

MATERIALS

Supreme remains a vertically integrated manufacturer. Supreme's MasterFab Composites Group manufactures our fiberglass, which we then mold into parts for truck bodies and buses including the Spartan, Astro Body and TourLiner. This fiberglass is so well recognized for its superior quality and cost effectiveness that it is used not only by our teams, but also by some of the top RV manufacturers in the nation as well as by our competitors.

Many other Supreme bodies are made with our own specialized fiberglass reinforced plywood (FRP). Using an innovative, patented manufacturing process, FRP is produced in our ultramodern Tower Structural Laminating (TSL) facility. TSL is the only plant of its kind in the United States and Supreme is the only body manufacturer who produces its own FRP. In addition to many of our competitors' products, Supreme's core Dry Freight Van, Iner-City and Spartan truck bodies, as well as Senator and TourLiner buses, utilize this material.

OPERATIONS

With its corporate headquarters in Goshen, Indiana, Supreme operates manufacturing plants in Moreno Valley, California; Griffin, Georgia; Goshen and Ligonier, Indiana; White Pigeon, Michigan; Woodburn, Oregon; Jonestown, Pennsylvania; and Cleburne, Texas. Complementary service & distribution centers are located in Denver, Colorado; Apopka, Florida; Louisville, Kentucky; St. Louis, Missouri; Springfield and Streetsboro, Ohio; Harrisville, Rhode Island; and Houston and San Antonio, Texas. Supreme currently has 1.6 million square feet of manufacturing capacity under roof.

Supreme has a disciplined approach to cost-management while consistently striving to improve quality and productivity. For that reason, key component manufacturing including FRP panels, fiberglass components, steel roll formed parts, and steel stampings and brackets is centralized in Indiana. Major supplier contracts are negotiated in Goshen, Indiana for the same reason. Individual plants, however, are able to manage their own ordering within these contracts.

SELECTED FINANCIAL DATA & QUARTERLY RESULTS

For the Fiscal Years Ended (dollars in millions, except per share amounts)	2007	2006	2005	2004	2003
Consolidated Income Statement Data:					
Net sales[a]	**$ 313.3**	$ 340.7	$ 341.3	$ 307.3	$ 224.9
Net income	**4.2**	4.6	8.3	4.7	4.6
Net income per share:					
Basic earnings per share	**.32**	.36	.67	.39	.39
Diluted earnings per share	**.32**	.36	.65	.38	.38
Cash dividends per common share	**.38**	.38	.26	.14	.03
Consolidated Balance Sheet Data:					
Working capital	**$ 58.5**	$ 66.6	$ 60.8	$ 50.9	$ 42.9
Total assets	**132.8**	142.1	137.4	129.2	106.3
Long-term debt (excluding current maturities)	**29.0**	38.9	31.4	28.8	17.4
Stockholders' equity	**75.5**	75.2	75.2	67.6	63.6

(a) Net sales for 2003-2005 have been adjusted from amounts previously reported as "Revenue" to exclude other income and report only net sales.

2007 QUARTER	FIRST	SECOND	THIRD	FOURTH
Net sales	$ 83,891,983	$ 88,161,027	$ 67,540,998	$ 73,678,715
Gross profit	8,971,386	11,089,216	7,339,150	7,783,677
Net income	964,445	2,043,677	273,865	881,818
Per share:				
Basic	.08	.16	.02	.07
Diluted	.08	.16	.02	.07
2006 QUARTER	**FIRST**	**SECOND**	**THIRD**	**FOURTH**
Net sales	$ 85,747,138	$ 98,863,512	$ 79,678,398	$ 76,457,741
Gross profit	9,605,686	10,530,957	9,556,286	7,871,611
Net income	1,373,035	1,565,381	1,242,361	413,991
Per share:				
Basic	.11	.12	.10	.03
Diluted	.11	.12	.10	.03

Operating results for the third quarter of 2006 were favorably impacted by book-to-physical inventory adjustments aggregating $1.9 million (pre-tax). Operating results for the fourth quarter of 2006 were unfavorably impacted by book-to-physical inventory adjustments aggregating $0.2 million (pre-tax). The 2007 and 2006 fourth quarter operating results were favorably impacted by a $0.2 million and a $0.3 million income tax benefit, respectively, principally attributable to the true-up of the Company's estimated effective federal and state tax rates during the first three quarters to the actual effective tax rates for the fiscal year.

The sum of quarterly earnings per share for the four quarters may not equal annual earnings per share due to rounding and changes in the diluted potential common shares.

COMPARISON OF 2007 WITH 2006

Net Sales

Net sales for the year ended December 29, 2007 decreased $27.4 million, or 8.0%, to $313.3 million compared to $340.7 million for the year ended December 30, 2006. The decrease was primarily related to our core dry freight sales, our largest product group, which declined by $40.7 million, or 22.6%. We attribute the decrease in our core dry freight products to continued industry-wide softness in the retail truck market. Partially offsetting this decrease were favorable sales contributions from our StarTrans bus division, which experienced a 10.1% increase of $65.4 million, and our armored division, which increased 64.3% over the prior year, to $13.8 million. Additionally, Silver Crown, one of our specialty product divisions, increased sales to $11.6 million, a 182.9% increase, resulting from the increased market penetration of this 2006 acquisition. Our total sales backlog was $87.0 million at December 29, 2007 compared to $97.5 million at December 30, 2006.

Cost of Sales and Gross Profit

Gross profit decreased by $2.4 million, or 6.4%, to $35.2 million (11.2% of net sales) for the year ended December 29, 2007 compared to $37.6 million (11.0% of net sales) for the year ended December 30, 2006. The following table presents the components of cost of sales as a percentage of net sales for 2007 and 2006 and the changes from 2006:

	2007	2006	Percent Change
Material	**57.4%**	56.8%	0.6%
Direct labor	**13.6**	14.3	-0.7
Overhead	**15.2**	15.1	0.1
Delivery	**2.6**	2.8	-0.2
Cost of sales	**88.8**	89.0	-0.2
Gross profit	**11.2%**	11.0%	0.2%

Material – Material cost as a percentage of net sales was 57.4% in 2007 compared to 56.8% in 2006. The increase of 0.6% is attributable to our growing StarTrans bus division and our Silver Crown division, which have a higher material content and accounted for a larger portion of our total sales volume in 2007. Partially offsetting the increase in the material percentage was an improvement of 2.2% in our core truck divisions which resulted from working with our material suppliers to strengthen our supply chain logistics while controlling material costs. However, raw material costs continue to remain a concern as costs are increasing, for aluminum, steel, and petroleum-based raw materials. We are closely monitoring and managing all material costs through timely communication and negotiation with key suppliers, and will continue to make efforts to recover raw material cost increases through the pricing of our products. The Company also continues to strive to reduce the costs of its products through research into innovative materials and the use of robotics.

Historically, the Company has experienced and recorded both favorable and unfavorable physical inventory adjustments. Due to our product diversity, complexity, customization and on-line engineering, inventory relief using standard bills of material does not provide full relief of our inventory. Therefore, the Company records an additional cost relief adjustment based on various factors. In addition, the Company intensified its bills of material accuracy initiatives and cost relief systems and methods in conjunction with performing additional interim physical inventories and recording any adjustments relating thereto. In 2007, the Company recorded favorable inventory adjustments of $0.2 million throughout the year. In the third quarter of fiscal year 2006, the Company recorded a $1.9 million favorable inventory adjustment. In 2006, the Company improved its bills of materials accuracy without changing its cost relief adjustment to account for these improvements resulting in a favorable inventory adjustment for the year. The more frequent physical inventories and the continued improvements from the process improvement initiatives should enable the Company to continue to minimize the physical inventory adjustments (See "Inventory Relief" on page 18 in our discussion of "Critical Accounting Policies and Estimates").

Direct Labor – Direct labor as a percentage of net sales was 13.6% in 2007 compared to 14.3% in 2006. The direct labor improvement was the result of the efficiencies realized from contracting fewer, more costly temporary workers at our core truck divisions due to reduced sales volume. Additionally, in the first half of 2006 we experienced a delay in OEM-supplied chassis which caused the Company to temporarily suspend production, thereby negatively affecting labor and overhead absorption. As noted earlier, while our StarTrans bus division and Silver Crown division material content is higher than our core truck products, the labor percentage is lower in these divisions further reducing the overall company labor percentage as a result of the change in our product mix for 2007.

Overhead – Overhead as a percentage of net sales was 15.2% in 2007 compared to 15.1% in 2006. Overall, the Company was able to effectively manage its cost structure to the lower sales volume experienced in 2007. However, our group health insurance expense increased 6.3% when compared to 2006. To combat the increase in group health insurance, the Company continues to implement changes to its group health insurance plan design in an effort to control future claim costs. We will continue to focus on reducing expenses and managing our overhead cost structure based on our level of sales volume.

Delivery – Delivery as a percentage of net sales was 2.6% in 2007 compared to 2.8% in 2006. The Company continues to utilize more cost effective outside delivery methods versus using its employees and owned equipment to deliver units. Fuel costs remain a concern and we will continue to attempt to pass on higher fuel costs despite competitive pressures in the marketplace.

Selling, General and Administrative Expenses

Selling, general and administrative ("G&A") expenses decreased by $0.7 million, or 2.5%, to $27.8 million (8.9% of net sales) for the year ended December 29, 2007 compared to $28.5 million (8.4% of net sales) for the year ended December 30, 2006. The following table presents selling and G&A expenses as a percentage of net sales and the changes from year to year:

	2007	2006	Percent Change
Selling expenses	**3.3%**	3.4%	-0.1%
G&A expenses	**5.6**	5.0	0.6
Total	**8.9%**	8.4%	0.5%

Selling Expenses – Selling expenses decreased by $1.2 million, or 10.4%, to $10.3 million for the year ended December 29, 2007 from $11.5 million for the year ended December 30, 2006. Selling expenses declined due to increased cooperative marketing credits the Company received from chassis manufacturers. These credits, determined solely by programs established by the chassis manufacturers, are to be used to offset marketing and promotional expenses. Additionally, sales commission expense decreased due to the lower sales volume experienced during 2007 compared to 2006.

General and Administrative Expenses – General and administrative expenses increased by $0.5 million, or 2.9%, to $17.5 million for the year ended December 29, 2007 from $17.0 million for the year ended December 30, 2006. The increase in general and administrative expenses was primarily due to non-recurring fees associated with complying with the requirements of the Sarbanes-Oxley Act of 2002.

Other Income

Other income remained relatively constant at $0.6 million for the year ended December 29, 2007 and December 30, 2006. Other income consisted of rental income, gain on sale of assets, and other miscellaneous income received by the Company through its various business activities.

Interest Expense

Interest expense decreased by $0.6 million, or 19.4%, to $2.5 million (0.8% of net sales) for the year ended December 29, 2007 compared to $3.1 million (0.9% of net sales) for the year ended December 30, 2006. The decrease in interest expense was due to less borrowing under the Company's working capital line of credit and a decrease in chassis interest expense. The decrease in bank interest expense also reflects lower prevailing interest rates, coupled with an increased focus on working capital management and managing our working capital levels in accordance with the lower sales volume experienced in 2007. Additionally, the decrease in chassis interest expense was due to reduced consigned chassis inventory levels relating to light-duty chassis. In 2006, we experienced an unanticipated slowdown in the light-duty truck market causing a build-up of consigned chassis inventory which resulted in increased chassis interest expense.

Income Taxes

The Company's effective income tax rate was 23.8% for the year ended December 29, 2007 compared to 30.2% for 2006. The effective income tax rates for both years were favorably impacted by tax-exempt underwriting income of a wholly-owned small captive insurance subsidiary, by the additional tax deduction allowed manufacturers under the 2004 American Jobs Creation Act, federal alternative fuel tax credits, and federal and state research and development tax credits.

Net Income and Earnings Per Share

Net income decreased by $0.4 million, or 8.7%, to $4.2 million (1.3% of net sales) for the year ended December 29, 2007 from $4.6 million (1.4% of net sales) for the year ended December 30, 2006. The following table presents basic and diluted earnings per share and the changes from year to year:

	2007	2006	Change
Earnings per share:			
Basic	**$ 0.32**	$ 0.36	($ 0.04)
Diluted	**$ 0.32**	$ 0.36	($ 0.04)

COMPARISON OF 2006 WITH 2005

Net Sales

Net sales for the year ended December 30, 2006 decreased $0.6 million, or 0.2%, to $340.7 million compared to $341.3 million for the year ended December 31, 2005. The slight decrease in net sales was primarily attributable to an 18% reduction in our fleet sales. An industry-wide reduction in truck purchases contributed to lower fleet sales but this was offset by increases in our core dry freight product line and our StarTrans Bus Division, which increased 3% and 6%, respectively. We partially attribute the increased retail demand of our dry freight product line to customers buying 2006 chassis to avoid the higher cost of 2007 chassis. New, more stringent diesel engine emission standards became effective for engines produced beginning January 1, 2007. The increased StarTrans Bus Division revenues were the result of a strong demand for mid-size buses and a new cycle of Transit Authority purchasing. Our total sales backlog was $97.5 million at December 30, 2006 compared to $90.3 million at December 31, 2005.

On February 28, 2006, we acquired the business operations and assets of Pony Xpress, Inc. ("Pony Xpress"), a manufacturer of highly-specialized vehicles. Though a relatively small acquisition, it provides us with the platform for our newly formed "Silver Crown" operations. Silver Crown has unique manufacturing expertise that will enable our entry into additional highly-specialized vehicle markets including Homeland Security. In the fourth quarter of 2006, the Company introduced a higher-end product which is being marketed under the Silver Crown name and has broadened the existing Pony Xpress product line. From the date of acquisition, Silver Crown sales for the year ended December 30, 2006 totaled $4.1 million.

Cost of Sales and Gross Profit

Gross profit decreased by $3.5 million, or 8.5%, to $37.6 million (11.0% of net sales) for the year ended December 30, 2006 compared to $41.1 million (12.1% of net sales) for the year ended December 31, 2005. The following table presents the components of cost of sales as a percentage of net sales for 2006 and 2005 and the changes from 2005:

	2006	2005	Percent Change
Material	**56.8%**	56.6%	0.2%
Direct labor	**14.3**	14.0	0.3
Overhead	**15.1**	14.5	0.6
Delivery	**2.8**	2.8	–
Cost of sales	**89.0**	87.9	1.1
Gross profit	**11.0%**	12.1%	-1.1%

Material – Material cost as a percentage of net sales was 56.8% in 2006 compared to 56.6% in 2005. The slight increase of 0.2% was primarily due to our growing StarTrans Bus Division and our newly acquired Silver Crown division, which have a higher material content and accounted for a larger portion of our total sales volume in 2006. Additionally, the Company experienced escalating steel and aluminum raw material costs throughout 2006 but was able to offset most of these increases with price increases on a majority of its truck division products effective in late April and August of 2006.

We continue to closely monitor and manage our major commodity costs through close communication and negotiation with key suppliers, utilizing cost monitoring tools and developing strategies to mitigate cost and availability issues. The Company also continually strives to reduce the cost of its product offerings through the development and use of innovative materials, robotics and improved processes.

Historically, the Company has experienced and recorded both favorable and unfavorable physical inventory adjustments. In the third quarter of fiscal year 2006, the Company recorded a $1.9 million favorable inventory adjustment compared to a $1.1 million unfavorable adjustment recorded in the third quarter of fiscal year 2005. Due to our product diversity, complexity, customization and on-line engineering, inventory relief using standard bills of material does not provide full relief of our inventory. Therefore, the Company records an additional cost relief adjustment based on various factors. Beginning in late 2005 and throughout 2006, the Company intensified its bills of material accuracy initiatives and cost relief systems and methods in conjunction with performing additional interim physical inventories and recording any adjustments relating thereto. In 2006, the Company improved its bills of materials accuracy without changing its cost relief adjustment to account for these improvements, resulting in the favorable inventory adjustment.

Direct Labor – Direct labor as a percentage of net sales was 14.3% in 2006 compared to 14.0% in 2005. The direct labor percentage increase was the result of a delay in OEM-supplied chassis in the first quarter that caused the Company to temporarily shut down production lines, thereby negatively affecting labor and overhead absorption. Despite these challenges, direct labor as a percentage of net sales remained relatively constant for both years.

Overhead – Overhead as a percentage of net sales was 15.1% in 2006 compared to 14.5% in 2005. The increase was primarily due to higher workers' compensation costs. These costs increased $1.0 million, or 109%, year over year, due to increased high-dollar claims. In an effort to reduce future claims, the Company implemented additional safety programs. The Company's 2006 accident incident rate improved approximately 23% when compared to 2005. Other increases in overhead included higher repairs and maintenance costs and utility costs, which increased 21% and 12%, respectively.

Delivery – Delivery expense as a percentage of net sales was constant at 2.8% for both years ended December 30, 2006 and December 31, 2005. The Company utilized more cost effective outside delivery methods versus using its employees and owned equipment to deliver units. However, fuel costs remain a concern and the Company will continue to attempt to pass on higher fuel costs despite competitive pressures in the marketplace.

Selling, General and Administrative Expenses

Selling, general and administrative ("G&A") expenses increased by $1.4 million, or 5.2%, to $28.5 million (8.4% of net sales) for the year ended December 30, 2006 from $27.1 million (8.0% of net sales) for the year ended December 31, 2005. The following table presents selling and G&A expenses as a percentage of net sales and the changes from year to year:

	2006	2005	Percent Change
Selling expenses	**3.4%**	3.0%	0.4%
G&A expenses	**5.0**	5.0	–
Total	**8.4%**	8.0%	0.4%

Selling Expenses – Selling expenses increased by $1.4 million, or 13.9%, to $11.5 million for the year ended December 30, 2006 from $10.1 million for the year ended December 31, 2005. The increased selling expenses relate primarily to higher compensation-related costs from adding corporate sales positions and a new sales force associated with our newly formed Silver Crown entity. In addition, the Company experienced a reduction in cooperative marketing funds received from chassis manufacturers. These funds, determined solely by programs established by the chassis manufacturers, are to be used to help offset marketing and promotional expenses. To promote the Company's expanding and extensive product lines, the Company also experienced higher trade show and related expenses in 2006.

General and Administrative Expenses – General and administrative expenses decreased by $0.1 million, or 0.6% to $17.0 million for the year ended December 30, 2006 from $17.1 million for the year ended December 31, 2005. The decrease in general and administrative expenses was primarily due to the decrease in incentive compensation tied directly to the decrease in pretax income. The decrease was partially offset by increases in G&A wages related to our newly formed Silver Crown entity and the addition of a new corporate position to focus on special projects.

Other Income

Other income for the year ended December 30, 2006 decreased to $0.6 million from $0.8 million for the year ended December 31, 2005. Other income consisted of rental income, gain on sale of assets and other miscellaneous income received by the Company through its various business activities.

Interest Expense

Interest expense increased by approximately $1.0 million, or 47.6%, to $3.1 million (0.9% of net sales) for the year ended December 30, 2006 from $2.1 million (0.6% of net sales) for the year ended December 31, 2005. The increase in interest expense resulted from increased borrowings under the Company's working capital line of credit, higher interest rates and increased levels of chassis inventory. The increased chassis levels related to the new Silver Crown product line, chassis from our armored product line and an unanticipated slow down in the light-duty truck market. To mitigate the effect of higher interest rates, in July 2005, the Company entered into an interest rate swap agreement to reduce the impact of increasing interest rates on certain of its floating rate debt. The swap agreement exchanges the debt obligation's floating rate for fixed rate interest payments over the term of the swap agreement.

Income Taxes

The Company's effective income tax rate was 30.2% for 2006 compared to 34.2% for 2005. The 2006 favorable reduction in the effective income tax rate was due to a change in the Company's applicable federal tax bracket to 34% compared to 35% in 2005, resulting from lower levels of pre-tax income. The 2006 rate was also favorably impacted by tax-exempt underwriting income of a wholly-owned small captive insurance subsidiary, by the additional tax deduction allowed manufacturers under the 2004 American Jobs Creation Act and federal and state research and development tax credits.

Net Income and Earnings Per Share

Net income decreased by $3.7 million, or 45%, to $4.6 million (1.3% of net sales) for the year ended December 30, 2006 from $8.3 million (2.4% of net sales) for the year ended December 31, 2005.

Basic earnings per share decreased $0.31 per share, or 46% to $0.36 per share for the year ended December 30, 2006 from $0.67 per share for the year ended December 31, 2005.

Diluted earnings per share decreased $0.29 per share, or 45% to $0.36 per share for the year ended December 30, 2006 from $0.65 per share for the year ended December 31, 2005.

■ LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operations and reductions in working capital were major sources of cash flows during 2007. The Company's cash management system and revolving line of credit have been designed to maintain zero cash balances and, accordingly, excess cash generated from operations has been utilized to reduce borrowings. All borrowings under the revolving line of credit remain unsecured.

Operating Activities

Operating activities provided $18.4 million in 2007 compared to $1.7 million in 2006. In 2007, operating cash was favorably impacted by the $6.9 million decrease in inventory, the $2.3 million decrease in accounts receivable and the $1.1 million increase in accounts payable. Net income, adjusted for depreciation and amortization, also provided cash flows from operating activities totaling $8.5 million and $8.9 million, in 2007 and 2006 respectively. Working capital decreased $8.0 million in 2007, principally due to the lower inventories, lower accounts receivables and the increase in accounts payable. The improvement was the result of an increased focus on working capital requirements and effectively managing our cost structure for the lower sales volume.

Investing Activities

Investing activities used $3.6 million in cash in 2007 compared to $4.6 million in 2006. Capital expenditures totaled $3.4 million in 2007 and in part consisted of investments in replacing manufacturing equipment. Additionally, our manufacturing facility in Cleburne, Texas invested in robotics and the reconfiguration of a plant to support a State Department award for up to $100 million to produce armored vehicles over a five-year period with sales subject to receipt of periodic orders. The Company intends to have similar levels of investments in property, plant and equipment in 2008.

Financing Activities

Financing activities used $14.9 million in 2007 and provided $2.7 million in 2006. Our 2007 positive cash flow, used to significantly reduce our bank borrowings, occurred as a result of a reduction of $8.0 million in working capital. The Company also received $844,000 from the exercise of stock options in 2007 compared to $33,000 in 2006. In both 2007 and 2006, the Company paid cash dividends of $0.38 per share, or $4.9 million in 2007 and $4.8 million in 2006.

■ CONTRACTUAL OBLIGATIONS

Our fixed, noncancelable obligations as of December 29, 2007 were as follows:

Payments due by period

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Debt [a]	$ 29,751,124	$ 748,406	$ 27,886,792	$ 498,099	$ 617,827
Operating leases [b]	2,384,470	907,799	1,407,593	69,078	-
Total	$ 32,135,594	$ 1,656,205	$ 29,294,385	$ 567,177	$ 617,827

(a) Amounts are included on the Consolidated Balance Sheets. See Note 6 of the Notes to Consolidated Financial Statements for additional information regarding debt and related matters.

(b) See Note 10 of the Notes to Consolidated Financial Statements for additional information regarding operating leases.

■ CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of its financial position and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company's significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements. In management's opinion, the Company's critical accounting policies include revenue recognition, allowance for doubtful accounts, excess and obsolete inventories, inventory relief, accrued insurance and accrued warranty.

Revenue Recognition – The Company generally recognizes revenue when the unit is shipped to the customer. Revenue on certain customer requested bill and hold transactions is recognized after the customer is notified that the products have been completed according to customer specifications, have passed all of the Company's quality control inspections, and are ready for delivery based on established delivery terms.

Allowance for Doubtful Accounts – The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required which would affect our future operating results.

Excess and Obsolete Inventories – The Company must make estimates regarding the future use of raw materials and finished products and provide for obsolete or slow-moving inventories. If actual product life cycles, product demand, and/or market conditions are less favorable than those projected by management, additional inventory write-downs may be required which would affect future operating results.

Inventory Relief – For monthly and quarterly financial reporting, cost of sales is recorded and inventories are relieved by the use of standard bills of material, adjusted for scrap and other estimated factors affecting inventory relief. Because of our large and diverse product line and the customized nature of each order, it is difficult to place full reliance on the bills of material for accurate relief of inventories. Although the Company continues to refine the process of creating accurate bills of materials, manual adjustments (which are based on estimates) are necessary in an effort to assure correct relief of inventories for products sold. The calculations to estimate costs not captured in the bill of materials take into account the customized nature of products, historical inventory relief percentages, scrap variances, and other factors which could impact inventory relief.

The accuracy of the inventory relief is not fully known until physical inventories are conducted at each of the Company's plant locations. We conduct semi-annual physical inventories at all locations and schedule them in a manner that provides coverage in each of our calendar quarters. We have invested significant resources in our continuing effort to improve the physical inventory process and accuracy of our inventory accounting system.

Accrued Insurance – The Company has a self-insured retention against product liability claims with insurance coverage over and above the retention. The Company is also self-insured for a portion of its employee medical benefits and workers' compensation. Product liability claims are routinely reviewed by the Company's insurance carrier, and management routinely reviews other self-insurance risks for purposes of establishing ultimate loss estimates. In addition, management must determine estimated liability for claims incurred but not reported. Such estimates, and any subsequent changes in estimates, may result in adjustments to our operating results in the future.

The Company utilizes a wholly-owned small captive insurance company to insure certain of its business risks. Certain risks, traditionally self-insured by the Company and its subsidiaries, are insured by the captive insurance subsidiary. In addition, certain business risks not traditionally insured are insured by the captive insurance subsidiary. Since the captive insurance company has not reinsured any of its coverages, the Company's overall self-insurance risk has not changed. The captive insurance subsidiary helps the Company manage its risk exposures and, under the Internal Revenue Code, the net underwriting income of such a small captive is not taxable.

Accrued Warranty – The Company provides limited warranties for periods of up to five years from the date of retail sale. Estimated warranty costs are provided at the time of sale and are based upon historical experience.

PENDING ACCOUNTING PRONOUNCEMENTS

See Recent Accounting Pronouncements in Note 1 of Notes to Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, other than historical facts, which reflect the view of management with respect to future events. When used in this report, words such as "believe," "expect," "anticipate," "estimate," "intend," and similar expressions, as they relate to the Company or its plans or operations, identify forward-looking statements. Such forward-looking statements are based on assumptions made by, and information currently available to, management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that the expectations reflected in such forward-looking statements are reasonable, and it can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials, raw material cost increases and severe interest rate increases. Furthermore, the Company can provide no assurance that such raw material cost increases can be passed on to its customers through implementation of price increases for the Company's products. The forward-looking statements contained herein reflect the current view of management with respect to future events and are subject to those factors and other risks, uncertainties, and assumptions relating to the operations, results of operations, cash flows and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Supreme Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 29, 2007, using the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 29, 2007, the Company's internal control over financial reporting was effective.

To the Board of Directors and Stockholders of Supreme Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Supreme Industries, Inc. and its subsidiaries as of December 29, 2007 and December 30, 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 29, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Supreme Industries, Inc. and its subsidiaries as of December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2007, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

■ Crowe Chizek and Company LLC

South Bend, Indiana
February 1, 2008

CONSOLIDATED BALANCE SHEETS

DECEMBER 29, 2007 AND DECEMBER 30, 2006	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 1,266,133**	$ 1,307,463
Investments	**2,215,267**	1,542,101
Accounts receivable, net of allowance for doubtful accounts of $160,000 in 2007 and 2006	**28,628,324**	31,116,276
Refundable income taxes	**805,082**	589,000
Inventories	**46,643,480**	53,506,367
Deferred income taxes	**1,192,331**	1,022,292
Other current assets	**3,174,090**	2,611,413
Total current assets	**83,924,707**	91,694,912
Property, plant and equipment, net	**47,429,725**	48,389,483
Intangible assets, net	**636,877**	685,247
Goodwill	**735,014**	735,014
Other assets	**64,860**	620,064
Total assets	**$ 132,791,183**	$ 142,124,720
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	**$ 748,406**	$ 1,807,425
Trade accounts payable	**14,642,616**	13,508,441
Accrued wages and benefits	**3,062,950**	3,484,757
Accrued self-insurance	**2,652,350**	2,716,101
Accrued warranty	**1,476,000**	1,541,000
Accrued income taxes	**498,162**	495,678
Other accrued liabilities	**2,318,795**	1,576,192
Total current liabilities	**25,399,279**	25,129,594
Long-term debt	**29,002,718**	38,863,229
Deferred income taxes	**2,589,055**	2,923,216
Other long-term liabilities	**333,046**	-
Total liabilities	**57,324,098**	66,916,039
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred Stock, $1 par value; authorized 1,000,000 shares, none issued	**-**	-
Class A Common Stock, $.10 par value; authorized 20,000,000 shares, issued 13,461,174 shares in 2007 and 13,155,160 in 2006	**1,346,118**	1,315,516
Class B Common Stock, convertible into Class A Common Stock on a one-for-one basis, $.10 par value; authorized 5,000,000 shares, issued 2,024,133 shares in 2007 and 2006	**202,413**	202,413
Additional paid-in capital	**67,348,018**	65,499,875
Retained earnings	**28,285,847**	29,008,233
Treasury stock, Class A Common Stock, at cost, 2,569,522 shares in 2007 and 2,469,327 in 2006	**(21,515,892)**	(20,910,173)
Accumulated other comprehensive income (loss)	**(199,419)**	92,817
Total stockholders' equity	**75,467,085**	75,208,681
Total liabilities and stockholders' equity	**$ 132,791,183**	$ 142,124,720

See accompanying notes to consolidated financial statements.

FOR THE YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005	2007	2006	2005
Net sales	**$ 313,272,723**	$ 340,746,789	$ 341,252,852
Cost of sales	**278,089,294**	303,182,249	300,114,755
Gross profit	**35,183,429**	37,564,540	41,138,097
Selling, general and administrative expenses	**27,838,011**	28,483,091	27,137,573
Other income	**(594,654)**	(560,045)	(806,005)
Operating income	**7,940,072**	9,641,494	14,806,529
Interest expense	**2,472,267**	3,054,726	2,129,149
Income before income taxes	**5,467,805**	6,586,768	12,677,380
Income taxes	**1,304,000**	1,992,000	4,336,000
Net income	**$ 4,163,805**	$ 4,594,768	$ 8,341,380
Earnings per share:			
Basic	**$ .32**	$ .36	$ .67
Diluted	**.32**	.36	.65
Shares used in the computation of earnings per share:			
Basic	**12,829,699**	12,696,598	12,455,818
Diluted	**12,933,545**	12,872,638	12,835,405
Cash dividends per common share	**$ .38**	$ .38	$ .26

See accompanying notes to consolidated financial statements.

FOR THE YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005

	Class A Common Stock		
	Shares	Amount	Shares
BALANCE, DECEMBER 26, 2004	12,400,102	$ 1,240,010	2,109,133
Net income	-	-	-
Unrealized gain on hedge activity, net of tax	-	-	-
Unrealized holding loss on investments, net of tax	-	-	-
Total comprehensive income			
Cash dividends ($.26 per share)	-	-	-
Exercise of stock options	641,724	64,173	-
Tax benefit of disqualifying stock option dispositions	-	-	-
BALANCE, DECEMBER 31, 2005	13,041,826	1,304,183	2,109,133
Net income	-	-	-
Unrealized gain on hedge activity, net of tax	-	-	-
Unrealized holding gain on investments, net of tax	-	-	-
Total comprehensive income			
Cash dividends ($.38 per share)	-	-	-
Exercise of stock options	18,334	1,833	-
Conversion of 85,000 shares of Class B Common Stock to 85,000 shares of Class A Common Stock	85,000	8,500	(85,000)
Issuance of 10,000 shares of restricted stock	10,000	1,000	-
Stock-based compensation	-	-	-
Tax benefit of disqualifying stock option dispositions	-	-	-
BALANCE, DECEMBER 30, 2006	**13,155,160**	**1,315,516**	**2,024,133**
Net income	-	-	-
Unrealized loss on hedge activity, net of tax	-	-	-
Unrealized holding gain on investments, net of tax	-	-	-
Total comprehensive income			
Cash dividends ($.38 per share)	-	-	-
Exercise of stock options	**302,834**	**30,284**	-
Issuance of 10,000 shares of common stock	-	-	-
Issuance of restricted stock	**3,180**	**318**	-
Stock-based compensation	-	-	-
Tax benefit of disqualifying stock option dispositions	-	-	-
BALANCE, DECEMBER 29, 2007	**13,461,174**	**$ 1,346,118**	**2,024,133**

See accompanying notes to consolidated financial statements.

Class B Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
$ 210,913	$ 62,293,094	$ 24,155,562	$ (20,336,570)	$ –	$ 67,563,009
–	–	8,341,380	–	–	8,341,380
–	–	–	–	22,166	22,166
–	–	–	–	(10,102)	(10,102)
					8,353,444
–	–	(3,260,688)	–	–	(3,260,688)
–	2,706,286	–	(520,868)	–	2,249,591
–	260,100	–	–	–	260,100
210,913	65,259,480	29,236,254	(20,857,438)	12,064	75,165,456
–	–	4,594,768	–	–	4,594,768
–	–	–	–	71,393	71,393
–	–	–	–	9,360	9,360
					4,675,521
–	–	(4,822,789)	–	–	(4,822,789)
–	83,915	–	(52,735)	–	33,013
(8,500)	–	–	–	–	–
–	(1,000)	–	–	–	–
–	123,000	–	–	–	123,000
–	34,480	–	–	–	34,480
202,413	**65,499,875**	**29,008,233**	**(20,910,173)**	**92,817**	**75,208,681**
–	–	**4,163,805**	–	–	**4,163,805**
–	–	–	–	**(300,888)**	**(300,888)**
–	–	–	–	**8,652**	**8,652**
					3,871,569
–	–	**(4,873,991)**	–	–	**(4,873,991)**
–	**1,502,229**	–	**(688,719)**	–	**843,794**
–	–	**(12,200)**	**83,000**	–	**70,800**
–	**16,631**	–	–	–	**16,949**
–	**255,899**	–	–	–	**255,899**
–	**73,384**	–	–	–	**73,384**
$ 202,413	**$ 67,348,018**	**$ 28,285,847**	**$ (21,515,892)**	**$ (199,419)**	**$ 75,467,085**

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 29, 2007, DECEMBER 30, 2006 AND DECEMBER 31, 2005	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,163,805	$ 4,594,768	$ 8,341,380
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,295,739	4,260,632	4,129,376
Amortization of intangibles	48,370	40,309	30,066
Provision for losses on doubtful receivables	177,785	223,859	33,902
Deferred income taxes	(331,000)	(307,000)	(13,000)
Stock-based compensation expense	343,648	123,000	-
Tax benefit of disqualifying stock option dispositions	-	-	260,100
Losses (gains) on sale of property, plant and equipment, net	24,284	(4,718)	(6,199)
Changes in operating assets and liabilities, net of effect of business acquisition in 2006:			
Accounts receivable	2,310,167	(1,589,116)	(1,196,006)
Inventories	6,862,887	(2,534,290)	(5,289,016)
Other current assets	(778,759)	(275,712)	727,240
Trade accounts payable	1,134,175	(2,329,854)	(3,042,684)
Other current liabilities	194,529	(514,863)	916,165
Net cash provided by operating activities	18,445,630	1,687,015	4,891,324
CASH FLOWS FROM INVESTING ACTIVITIES:			
Business acquisition	-	(1,050,000)	-
Proceeds from sale of property, plant and equipment	66,003	1,937,551	87,362
Additions to property, plant and equipment	(3,426,268)	(5,187,712)	(6,354,522)
Proceeds from sale of investments	544,804	893,285	-
Purchases of investments	(1,203,900)	(1,251,186)	(1,185,224)
Decrease in restricted cash deposit	-	-	600,000
Decrease in other assets	408,745	42,079	44,856
Net cash used in investing activities	(3,610,616)	(4,615,983)	(6,807,528)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from revolving line of credit and other long-term debt	105,717,892	100,172,242	114,267,879
Repayments of revolving line of credit and other long-term debt	(116,637,422)	(92,696,047)	(111,473,420)
Payment of cash dividends	(4,873,991)	(4,822,789)	(3,260,688)
Tax benefit of disqualifying stock option dispositions	73,384	34,480	-
Proceeds from exercise of stock options	843,793	33,013	2,161,482
Net cash provided by (used in) financing activities	(14,876,344)	2,720,899	1,695,253
Change in cash and cash equivalents	(41,330)	(208,069)	(220,951)
Cash and cash equivalents, beginning of year	1,307,463	1,515,532	1,736,483
Cash and cash equivalents, end of year	$ 1,266,133	$ 1,307,463	$ 1,515,532

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 2,563,934	$ 2,986,054	$ 2,125,857
Income taxes	1,794,197	1,834,272	3,748,145
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Liabilities assumed in business acquisition	-	163,222	-

See accompanying notes to consolidated financial statements.

■ 1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES.

Supreme Industries, Inc. and its subsidiaries (collectively the "Company") manufacture specialized truck bodies that are mounted on new truck chassis produced by others. The Company's truck body products include cutaway and dry freight van bodies, refrigerated units, stake bodies and other specialized vehicles, including shuttle buses. At December 29, 2007, the Company operated at 19 manufacturing, distribution and component manufacturing locations. The Company's customers are located principally in the United States of America.

The following is a summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements:

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Supreme Industries, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year End – The Company's fiscal year ends the last Saturday in December. The fiscal years ended December 29, 2007 and December 30, 2006 each contained 52 weeks while the fiscal year ended December 31, 2005 contained 53 weeks.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The production of specialized truck bodies and shuttle buses starts when an order is received from the customer and revenue is recognized when the unit is shipped to the customer. Revenue on certain customer requested bill and hold transactions is recognized subsequent to when the customer is notified that the products have been completed according to customer specifications, have passed all of the Company's quality control inspections and are ready for delivery based upon established delivery terms. These transactions meet the requirements for bill and hold accounting under Securities and Exchange Commission Staff Accounting Bulletin Topic 13, "Revenue Recognition."

Net sales are net of cash discounts which the Company offers its customers in the ordinary course of business.

Concentration of Credit Risk – Concentration of credit risk is limited due to the large number of customers and their dispersion among many different industries and geographic regions. The Company performs ongoing credit evaluations of its customers and credit is extended on an unsecured basis.

Advertising – The Company expenses advertising costs as incurred. Advertising costs for the years ended December 29, 2007, December 30, 2006 and December 31, 2005 were $230,634, $260,715, and $255,301, respectively.

Financial Instruments and Fair Values – The Company has utilized interest rate swap agreements to reduce the impact of changes in interest rates on certain of its floating rate debt. The swap agreements are contracts to exchange the debt obligation's LIBOR floating rate (exclusive of the applicable spread) for fixed rate interest payments over the term of the swap agreement without exchange of the underlying notional amounts. The notional amounts of the interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure of credit loss. The differential paid or received under interest rate swap agreements is recognized as an adjustment to interest expense.

At December 29, 2007 and December 30, 2006, the Company had an interest rate swap agreement outstanding with a notional amount of $15,000,000. The interest rate swap agreement provides a 4.71% fixed interest rate and matures on July 28, 2010. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," the interest rate swap agreement is designated and qualified as a cash flow hedging instrument. It is fully effective, resulting in no net gain or loss recorded in the consolidated statements of income. The fair value of the contract at December 29, 2007 and December 30, 2006 was a liability of $333,046 and an asset of $146,459, respectively and under SFAS No. 133 changes in fair value of the financial instrument, net of applicable income taxes, are adjusted through accumulated other comprehensive income.

The carrying amounts of cash and cash equivalents, accounts receivable and trade accounts payable approximated fair value as of December 29, 2007 and December 30, 2006 because of the relatively short maturities of these financial instruments. The carrying amount of long-term debt, including current maturities, approximated fair value as of December 29, 2007 and December 30, 2006, based upon terms and conditions available to the Company at those dates in comparison to the terms and conditions of its outstanding long-term debt.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments – The Company accounts for its investments in debt and equity securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires certain securities to be categorized as either trading, available-for-sale or held-to-maturity. The Company's investments are comprised of available-for-sale securities and are carried at fair value with unrealized gains and losses, net of applicable income taxes, recorded within accumulated other comprehensive income (loss). Dividend and interest income are accrued as earned. The Company reviews its investments quarterly for declines in market value that are other than temporary.

Accounts Receivable – The Company accounts for trade receivables based on the amounts billed to customers. Past due receivables are determined based on contractual terms. The Company does not accrue interest on any of its trade receivables.

Allowance for Doubtful Accounts – The allowance for doubtful accounts is determined by management based on the Company's historical losses, specific customer circumstances and general economic conditions. Periodically, management reviews accounts receivable and adjusts the allowance based on current circumstances and charges off uncollectible receivables against the allowance when all attempts to collect the receivable have failed.

Inventories – Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method.

Property, Plant and Equipment – Property, plant and equipment are recorded at cost. For financial reporting purposes, depreciation is provided based on the straight-line method over the estimated useful lives of the assets. The useful life of each class of property is as follows: land improvements (22 years); buildings (40 years); and machinery and equipment (3 to 10 years). For financial reporting purposes, leasehold improvements are amortized using the straight-line method over the lesser of the useful life of the asset or term of the lease, except for the leasehold improvements associated with the leased facilities in Goshen, Indiana and Griffin, Georgia which are leased from a related party (a partnership whose partners include five directors/stockholders of the Company). These related party leases include a provision whereby upon termination of the leases, the lessor is obligated to pay the lessee a cash payment equal to the unamortized balance of any leasehold improvements. Accordingly, leasehold improvements to these leased facilities are amortized over the useful life of the asset (15 to 40 years). Upon sale or other disposition of assets, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations (included in other income in the consolidated statements of income). Expenditures for repairs and maintenance are charged to operations as incurred. Betterments and major renewals are capitalized and recorded in the appropriate asset accounts.

Intangible Assets – In connection with a business acquisition in February 2006 (see Note 2), the Company acquired a customer list with a cost of $725,556, which is being amortized using the straight-line method over the estimated useful life of the customer relationships, determined to be fifteen years. Amortization expense was $48,370 and $40,309 for the years ended December 29, 2007 and December 30, 2006, respectively. Amortization expense for the year ended December 31, 2005 was $30,066, and related to certain favorable lease agreements that became fully amortized during 2005. Estimated annual amortization expense is $48,370 for each of the next five years.

Goodwill – The carrying value of goodwill at December 29, 2007 and December 30, 2006 aggregates $735,014. The Company accounts for goodwill under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." Under the provisions of SFAS No. 142, goodwill is no longer amortized. SFAS No. 142 requires the Company to test goodwill for impairment at least annually at the reporting unit level. At December 29, 2007 and December 30 2006, management determined there was no impairment of goodwill.

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES, continued

Evaluation of Impairment of Long-Lived Assets – In accordance with SFAS No. 144, "Impairment or Disposal of Long-Lived Assets," the Company evaluates the carrying value of long-lived assets whenever significant events or changes in circumstances indicate the carrying value of these assets may be impaired. The Company evaluates potential impairment of long-lived assets by comparing the carrying value of the assets to the expected net future cash inflows resulting from use of the assets.

Stock-Based Compensation – Effective January 1, 2006, the Company adopted SFAS No. 123R (revised 2004), "Share-Based Payment" as interpreted by SEC Staff Accounting Bulletin No. 107. SFAS No. 123R supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123, "Accounting for Stock-Based Compensation." However, SFAS No. 123R requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.

The Company has elected to use the modified prospective transition method for implementing SFAS No. 123R. Under this transition method, compensation expense will include: (a) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Because the Company elected to use the modified prospective transition method, results for prior periods have not been restated and new awards are valued and accounted for prospectively upon adoption.

The Company currently uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by stock price as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

Compensation expense (net of estimated forfeitures), relative to stock-based awards (see Note 8), included in the consolidated statements of income for the years ended December 29, 2007 and December 30, 2006 was $343,648 and $123,000, respectively. The following assumptions were utilized in the determination of stock-based compensation expense:

	2007	2006
Risk free interest rate	**4.51%**	5.03%
Expected life	**5 years**	5 years
Expected volatility	**25.57%**	32.23%
Expected dividends	**6.08%**	5.39%

The risk-free interest rate is determined based on observed U.S. Treasury yields in effect at the time of grant for maturities equivalent to the expected life of the option. The expected life of the option (estimated average period of time the option will be outstanding) is estimated based on the historical exercise behavior of employees, with executives displaying somewhat longer holding periods than other employees. Expected volatility is based on historical volatility measured daily for a time period equal to the option's expected life, ending on the day of grant. The expected dividend yield is estimated based on the dividend yield at the time of grant, adjusted for expected dividend increases and historical payout policy.

On August 4, 2005, the Company's Board of Directors approved a plan to accelerate vesting of all outstanding stock options which were unvested at December 31, 2005. Under APB Opinion No. 25, there was no compensation expense related to the vesting of these options. As a result of the board's action, stock options to purchase 430,831 shares of the Company's common stock became exercisable effective December 31, 2005.

Prior to January 1, 2006, the Company accounted for its stock options under the recognition and measurement principles of APB Opinion No. 25, and related interpretations. Accordingly, no stock-based employee compensation cost was reflected in net earnings prior to January 1, 2006 as all options to purchase common stock of the Company had an exercise price equal to, or greater than, the market value of the underlying common stock on the date of grant. The pro forma disclosure below reflects recognition of the remaining pro forma expense related to these options.

The following table illustrates the pro forma effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 in the previous years:

	2005
Net income, as reported	$ 8,341,380
Deduct: Stock-based compensation expense determined under fair value based method, net of tax	(1,000,556)
Pro forma net income	$ 7,340,824
Basic earnings per share, as reported	$ .67
Pro forma basic earnings per share	.59
Diluted earnings per share, as reported	.65
Pro forma diluted earnings per share	.57

The pro forma amounts shown above and the weighted-average grant-date fair values of options granted were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2005
Risk free interest rate	3.73%
Expected life	5 years
Expected volatility	36.10%
Expected dividends	5.71%

Warranty – The Company provides limited product warranties for periods of up to five years from the date of retail sale. Estimated warranty costs are provided at the time of sale and are based upon historical experience. Warranty activity for the years ended December 29, 2007, December 30, 2006 and December 31, 2005 is as follows:

	2007	2006	2005
Accrued warranty, beginning of year	**$ 1,541,000**	$ 1,385,000	$ 1,209,344
Warranty expense	**1,344,327**	1,794,057	1,821,765
Warranty claims paid	**(1,409,327)**	(1,638,057)	(1,646,109)
Accrued warranty, end of year	**$ 1,476,000**	$ 1,541,000	$ 1,385,000

Income Taxes – Deferred income taxes are determined using the liability method.

Earnings Per Share – Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding plus the dilutive effect of stock options.

Comprehensive Income – Other comprehensive income refers to revenues, expenses, gains and losses that, under generally accepted accounting principles, are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. The Company's other comprehensive income is comprised of unrealized gains and losses on hedge activities and available-for-sale securities, net of tax.

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES, concluded

Segment Information – The Company's principal business is manufacturing specialized vehicles. Management has not separately organized the business beyond specialized vehicles (includes four categories of products) and vertically integrated fiberglass manufacturing processes. The vertically integrated fiberglass manufacturing subsidiary constitutes a segment by definition of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information;" however, this segment does not meet the quantitative thresholds for separate disclosure as set forth in this statement. The vertically integrated fiberglass manufacturing subsidiary's revenues are less than 10 percent of consolidated revenues, the absolute amount of its reported income is less than 10 percent of the absolute amount of consolidated net income, and finally, its assets are less than 10 percent of consolidated assets.

Net sales consist of the following:

	2007	2006	2005
Specialized vehicles:			
Trucks	**$ 209,180,974**	$ 259,894,141	$ 267,563,822
Buses	**65,409,725**	59,396,203	56,112,684
Armored vehicles	**13,813,434**	8,361,974	9,203,059
Motorhomes	**11,617,653**	4,063,359	-
	300,021,786	331,715,677	332,879,565
Composites	**13,250,937**	9,031,112	8,373,287
	$ 313,272,723	$ 340,746,789	$ 341,252,852

Recent Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007; however, on February 12, 2008, the FASB issued FSP FAS 157-2 which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially deferred the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for 2008, we will adopt SFAS 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS 157 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities- including an Amendment of FASB Statement No. 115" ("SFAS 159"), which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. SFAS 159 is effective for the Company beginning in fiscal 2008. The adoption of SFAS 159 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for us beginning in fiscal 2009. The adoption of this statement is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for us beginning in fiscal 2009. The adoption of this statement is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

■ 2. BUSINESS ACQUISITION.

On February 28, 2006, the Company acquired the business operations and assets of Pony Xpress, Inc. ("Pony Xpress") for a total purchase price of $1,213,222 which consisted of $1,050,000 in cash and the assumption of certain liabilities. Pony Xpress is a manufacturer of highly specialized luxury totorhome products. This acquisition broadens the Company's product line and the Company purchased a facility in White Pigeon, Michigan for the operations of this acquired business. The acquisition has been accounted for as a purchase and, accordingly, the operating results have been included since the date of acquisition. Pro forma financial information reflecting the acquired business has not been presented as it is not materially different from the Company's historical results. The allocation of purchase price was as follows:

Accounts receivable	**$ 156,200**
Inventories	**241,872**
Other current assets	**29,305**
Equipment	**60,289**
Intangible asset-customer list	**725,556**
	$ 1,213,222

■ 3. INVESTMENTS.

Investment securities consist of the following:

	2007	2006
Intermediate bond fund-cost	**$ 2,202,222**	$ 1,543,125
Unrealized gains (losses)	**13,045**	(1,024)
Intermediate bond fund-fair value	**$ 2,215,267**	$ 1,542,101

Sales of securities were $544,804 and $893,285 during 2007 and 2006, respectively, and resulted in losses of $4,210 and $16,005, respectively. Investment income (included in other income) consisted of dividend income and aggregated $111,968 and $81,167 for the years ended December 29, 2007 and December 30, 2006, respectively.

■ 4. INVENTORIES.

Inventories consist of the following:

	2007	2006
Raw materials	**$ 25,042,022**	$ 29,569,267
Work-in-progress	**9,676,041**	11,199,112
Finished goods	**11,925,417**	12,737,988
Total	**$ 46,643,480**	$ 53,506,367

5. PROPERTY, PLANT AND EQUIPMENT.

Property, plant and equipment consists of the following:

	2007	2006
Land	$ 5,441,130	$ 5,441,130
Land improvements	5,990,389	5,747,448
Buildings	29,106,547	28,811,470
Leasehold improvements	7,448,543	7,293,110
Machinery and equipment	44,543,581	44,178,342
	92,530,190	91,471,500
Less, Accumulated depreciation and amortization	45,100,465	43,082,017
Property, plant and equipment, net	$ 47,429,725	$ 48,389,483

6. LONG-TERM DEBT.

Long-term debt consists of the following:

	2007	2006
Revolving line of credit	$ 25,294,766	$ 34,436,504
Term note payable in quarterly installments of $300,000 plus interest at LIBOR plus certain basis points determined by the Company's leverage ratio (effective rate of 6.87% at December 30, 2006), with final maturity in 2007	-	1,000,000
Obligations under industrial development revenue bonds, variable rates, with maturities in August 2010 and April 2015, collateralized by real estate	2,500,000	3,000,000
Mortgage note, payable in monthly installments including interest at a fixed rate of 2.5%, with final maturity in October 2010, collateralized by a real estate mortgage	1,426,846	1,575,920
Term loan, payable in monthly installments including interest at a fixed rate of 2.5%, with final maturity in October 2010, collateralized by specific equipment	276,323	361,561
Term loan, payable in monthly installments including interest at a fixed rate of 2.75%, with final maturity in May 2013, collateralized by specific equipment	253,189	296,669
Total	29,751,124	40,670,654
Less, Current maturities	748,406	1,807,425
Long-term debt	$ 29,002,718	$ 38,863,229

The revolving line of credit, term note and a letter of credit facility are part of a Credit Agreement dated January 5, 2004 and as amended through August 13, 2007 (the "Credit Agreement"). All borrowings under the Credit Agreement are unsecured. The Credit Agreement provides for a revolving line of credit facility, as defined, up to $35 million and increasing to $45 million during the period each year from January 1 to June 30. Interest on outstanding borrowings under the revolving line of credit is based on the bank's prime rate or certain basis points above LIBOR depending on the pricing option selected and the Company's leverage ratio, as defined (effective rate of 6.34% and 6.56% at December 29, 2007 and December 30, 2006, respectively). The Company's cash management system and revolving line of credit are designed to maintain zero cash balances and, accordingly, checks outstanding in excess of bank balances are classified as additional borrowings under the revolving line of credit. Checks outstanding in excess of bank balances were $2,394,766 at December 29, 2007 and $1,736,504 at December 30, 2006. The revolving line of credit also requires a quarterly commitment fee ranging from 1/8% to 1/4% per annum depending on the Company's financial ratios and based upon the average daily unused portion. Any amounts outstanding under the revolving line of credit will be due at maturity, June 30, 2009.

Outstanding letters of credit, related to the Company's workers' compensation insurance policies, aggregated $3.7 million and $3.5 million at December 29, 2007 and December 30, 2006, respectively. Under separate agreements the Company had irrevocable letters of credit aggregating $2.5 million and $3.0 million at December 29, 2007 and December 30, 2006, respectively, in favor of bond trustees as a credit enhancement for bondholders of two industrial development revenue bonds.

The Credit Agreement contains, among other matters, certain restrictive covenants including required financial ratios.

Maturities of long-term debt for each of the next five years are as follows: 2008 - $748,406; 2009 - $26,117,377; 2010 - $1,769,415; 2011 - $348,369 and 2012 - $149,730.

7. RETIREMENT PLAN.

The Company maintains a defined contribution plan which covers substantially all employees of the Company who have reached the age of twenty-one years and have completed thirty days of credited service. The plan provides that eligible employees can contribute from one to fifteen percent of their annual compensation and the Company will match thirty percent of employee's contributions up to seven percent of the employee's compensation. The board of directors may increase or decrease the Company's contribution on a year-to-year basis. Expense related to this plan was $583,793, $657,563 and $612,145 for the fiscal years ended 2007, 2006 and 2005, respectively.

8. STOCKHOLDERS' EQUITY.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock ($1 par value), of which none has been issued. The board of directors is vested with the authority to determine and state the designations and relative preferences, limitations, voting rights, if any, and other rights of the preferred shares.

Convertible Class B Common Stock

Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Holders of Class A Common Stock are entitled to elect one-third of the board of directors, rounded to the lowest whole number. Holders of Class B Common Stock elect the remainder of the directors.

Restricted Stock

The following table summarizes the activity for our unvested restricted stock units and restricted stock for the twelve months ended December 29, 2007.

	Shares	Weighted-Average Grant Date Fair Value
Unvested, December 30, 2006	8,612	$ 6.65
Granted	114,500	6.23
Vested	(11,792)	6.54
Unvested, December 29, 2007	111,320	6.23

The total fair value of shares vested during the year ended December 29, 2007 was $77,079.

Stock Options

On October 29, 1998, the Company's board of directors approved, and the Company's stockholders subsequently ratified, the 1998 Stock Option Plan under which 869,087 shares of Class A Common Stock were reserved for grant. On January 31, 2001, the Company's board of directors approved, and the Company's stockholders subsequently ratified, the 2001 Stock Option Plan under which 825,000 shares of Class A Common Stock were reserved for grant. On January 23, 2004, the Company's board of directors approved, and the Company's stockholders subsequently ratified, the 2004 Stock Option Plan, as recently amended, under which 850,000 shares of Class A Common Stock were reserved for grant. Under the terms of the stock option plans, both incentive stock options and non-statutory stock options can be granted by a specially designated Stock Awards Committee. The Amended and Restated 2004 Stock Option Plan also allows for awards of common stock, including restricted stock awards. Options granted under the stock option plans generally vest and become exercisable in annual installments of 33 ⅓% beginning on the first anniversary date and the options expire five or seven years after the date of grant. The Company generally issues new shares to satisfy stock option exercises. On August 4, 2005, the Company's board of directors approved a plan to accelerate vesting of all outstanding stock options which were unvested at December 31, 2005. Under the provisions of APB No. 25, there was no compensation expense related to the acceleration of these options. As a result of the board's action, stock options to purchase 430,831 shares of the Company's common stock became exercisable effective December 31, 2005.

The following table summarizes stock option activity:

	Options	Weighted-Average Exercise Price
Outstanding, December 26, 2004	1,183,614	$ 4.47
Granted	395,655	6.77
Exercised	(641,724)	4.18
Expired or canceled	(15,722)	4.87
Outstanding, December 31, 2005	921,823	5.67
Granted	352,831	7.12
Exercised	(18,334)	4.68
Forfeited	(28,000)	5.19
Outstanding, December 30, 2006	1,228,320	6.12
Granted	110,195	6.42
Exercised	(302,834)	5.06
Forfeited	(46,500)	6.73
Outstanding, December 29, 2007	989,181	6.44

The weighted-average grant-date fair values of options granted during the fiscal years ended 2007, 2006 and 2005 was $0.86, $1.47 and $1.40, respectively. The total intrinsic value of options exercised during the fiscal years ended 2007, 2006 and 2005 approximated $1,532,000, $44,000 and $198,700, respectively. Total unrecognized compensation expense related to all share-based awards outstanding at December 29, 2007 is approximately $997,035 and is to be recorded over a weighted-average contractual life of 2.51 years.

In connection with the exercise of certain stock options in 2007 and 2006, officers and directors exchanged shares of Class A Common Stock as consideration for their exercise of stock options and received new stock options pursuant to the reload feature included in the stock option plan. There were 132,000 and 11,000 stock options exercised using the reload feature during 2007 and 2006, respectively. The officers and directors exchanged 110,195 and 6,831 shares of Class A Common Stock and received the same number of new stock options during 2007 and 2006, respectively. The exercise of stock options and the related issuance of shares of Class A Common Stock in exchange for the shares of Class A Common Stock, with a fair value of $688,719 and $52,735, respectively, was a noncash financing activity.

Information about stock options outstanding and exercisable at December 29, 2007 is as follows:

Outstanding			
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price
$ 4.50 - $ 4.95	192,500	0.36	$ 4.58
6.05 - 6.66	53,406	2.31	6.35
6.84	25,000	2.34	6.84
6.65 - 7.32	264,000	2.44	6.71
8.87 - 9.76	22,249	2.83	9.34
7.72	6,831	3.19	7.72
7.05 - 7.76	315,000	5.35	7.12
6.25 - 6.88	110,195	6.34	6.42
	989,181	2.67	6.44

Exercisable		
Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ 4.50 - $ 4.95	192,500	$ 4.58
6.05 - 6.66	53,406	6.35
6.84	25,000	6.84
6.65 - 7.32	264,000	6.71
8.87 - 9.76	22,249	9.34
7.72	6,831	7.72
7.05 - 7.76	145,000	7.20
6.25 - 6.88	43,900	6.46
	752,886	6.31

8. STOCKHOLDERS' EQUITY, concluded

At December 29, 2007, the aggregate intrinsic value of options exercisable approximated $235,400, with a remaining contractual term of 0.35 years. The intrinsic value of all options outstanding at December 29, 2007 was approximately $235,400.

At December 30, 2006 and December 31, 2005, there were exercisable options outstanding to purchase 908,905 and 921,823 shares at weighted-average exercise prices of $5.77 and $5.67, respectively.

As of December 29, 2007, 173,185 shares were reserved for the granting of future share-based awards (stock options and restricted stock) compared to 351,380 shares at December 30, 2006.

■ 9. INCOME TAXES.

Income taxes consist of the following:

	2007	2006	2005
Federal:			
Current	**$ 1,525,000**	$ 2,060,000	$ 3,617,000
Deferred	**(318,000)**	(307,000)	(11,000)
	1,207,000	1,753,000	3,606,000
State:			
Current	**110,000**	239,000	732,000
Deferred	**(13,000)**	-	(2,000)
	97,000	239,000	730,000
Total	**$ 1,304,000**	$ 1,992,000	$ 4,336,000

The deferred tax assets and the deferred tax liabilities were as follows:

	2007	2006
Deferred tax assets:		
Receivables	**$ 61,600**	$ 61,600
Inventories	**457,340**	353,813
Accrued liabilities	**1,656,487**	1,518,099
Stock-based compensation	**103,927**	6,509
Unrealized hedge loss	**120,300**	-
Other	**455**	30,380
Total deferred tax assets	**2,400,109**	1,970,401
Deferred tax liabilities:		
Depreciation	**(2,813,282)**	(2,876,825)
Prepaids and other	**(983,551)**	(941,600)
Unrealilzed hedge gain	**-**	(52,900)
Total deferred tax liabilities	**(3,796,833)**	(3,871,325)
Net deferred income tax liabilities	**$ (1,396,724)**	$ (1,900,924)

Presented in the consolidated balance sheets as:

	2007	2006
Current deferred tax assets	**$ 1,192,331**	$ 1,022,292
Long-term deferred tax liabilities	**(2,589,055)**	(2,923,216)
	$ (1,396,724)	$ (1,900,924)

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate (34% in 2007 and 2006 and 35% in 2005) to income before income taxes is as follows:

	2007	2006	2005
Income taxes at statutory rate	**$ 1,859,000**	$ 2,239,500	$ 4,437,100
State income taxes, net of federal tax effect	**64,000**	157,700	474,500
Manufacturer's deduction	**(104,000)**	(65,600)	(105,000)
Tax-exempt underwriting income of wholly-owned small captive insurance subsidiary	**(421,800)**	(369,800)	(359,600)
Research and development tax credits	**(140,100)**	(81,000)	(26,000)
Alternative fuel tax credit	**(48,600)**	-	-
Other, net	**95,500**	111,200	(85,000)
Total	**$ 1,304,000**	$ 1,992,000	$ 4,336,000

Uncertain Tax Positions

In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This Interpretation revises the recognition test for tax positions taken in tax returns such that a tax benefit is recorded only when it is more likely than not that the tax position will be allowed upon examination by taxing authorities, which is presumed to occur. The amount of such a tax benefit to be recorded is the largest amount that is more likely than not to be allowed. The Company adopted FIN 48 as of December 31, 2006, the first day of the Company's fiscal year ending December 29, 2007. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial position or results of operations.

A reconciliation of the change in the unrecognized tax benefits from December 31, 2006 to December 29, 2007 is as follows:

Unrecognized tax benefits at December 31, 2006	$ 495,678
Gross increases - tax positions in prior periods	2,484
Gross increases - tax positions in current period	-
Settlements	-
Lapse of statute of limitations	-
Unrecognized tax benefits at December 29, 2007	$ 498,162

The entire December 29, 2007 balance of approximately $500,000 relates to unrecognized tax positions that, if recognized, would affect the annual effective tax rate.

The Company is subject to U.S. federal income tax as well as various state taxes and is no longer subject to examination by taxing authorities for the fiscal year ended 2003 and earlier. The company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. Interest and penalties related to income tax matters are recognized in income tax expense. Interest and penalties accrued for and recognized during the year ended December 29, 2007 were immaterial.

■ 10. COMMITMENTS AND CONTINGENCIES.

Lease Commitments and Related Party Transactions

The Company leases certain office and manufacturing facilities under operating lease agreements which expire at various dates from October 2008 through July 2011. Certain of the lease agreements are with related parties for which related party rent expense was $669,999, $677,408 and $759,678 for the fiscal years ended 2007, 2006 and 2005, respectively.

Rent expense under all operating leases aggregated $992,652, $1,005,670 and $998,156 for the fiscal years ended 2007, 2006 and 2005, respectively.

At December 29, 2007, future minimum rental payments under noncancelable operating leases aggregated $2,384,000 and are payable as follows: 2008 - $908,000; 2009 - $887,000; 2010 - $521,000; 2011 - $68,000.

In addition to the above related party lease transactions, the Company purchases delivery services from a company owned by a director of the Company. Related party purchased delivery services aggregated $2,859,763, $3,523,358, and $3,690,777 for the fiscal years ended 2007, 2006, and 2005, respectively. Amounts due to related parties, included in accounts payable, aggregated $241,894 and $153,587 as of December 29, 2007 and December 30, 2006, respectively.

Consigned Inventories

The Company obtains vehicle chassis for its specialized vehicle products directly from the chassis manufacturer under converter pool agreements. Chassis are obtained from the manufacturers based on orders from customers, and to a lesser extent, for unallocated orders. Although each manufacturer's agreement has different terms and conditions, the agreements generally provide that the manufacturer will provide a supply of chassis to be maintained from time to time at the Company's various facilities under the conditions that the Company will store such chassis and will not move, sell or otherwise dispose of such chassis, except under the terms of the agreement. The manufacturer does not transfer the certificate of origin to the Company and, accordingly, the Company accounts for the chassis as consigned inventory belonging to the manufacturer. Under these agreements if the chassis is not delivered to a customer within a specified time frame, the Company is required to pay a finance charge on the chassis. The finance charges incurred on consigned chassis inventory, included in interest expense in the consolidated statements of income, aggregated $499,055, $889,092 and $466,392 for the fiscal years ended 2007, 2006 and 2005, respectively. At December 29, 2007 and December 30, 2006, chassis inventory, accounted for as consigned inventory to the Company by the manufacturers, aggregated approximately $48.8 million and $41.4 million, respectively. Typically, chassis are converted and delivered to customers within 90 days of the receipt of the chassis by the Company.

Repurchase Commitments

The Corporation was contingently liable at December 29, 2007, under repurchase agreements with certain financial institutions providing inventory financing for retailers of its products. Under these arrangements, which are customary in the industry, the Company agrees to repurchase vehicles in the event of default by the retailer at declining prices over the term of the agreement, generally 12 months. The maximum repurchase liability is the total amount that would be paid upon the default of the Company's independent dealers. The maximum potential repurchase liability, without reduction for the resale value of the repurchased units, was approximately $6.2 million at December 29, 2007 and $2.4 million at December 30, 2006. The risk of loss under these agreements is spread over many retailers and financial institutions. The loss, if any, under these agreements is the difference between the repurchase cost and the resale value of the units. The Corporation believes that any potential loss under the agreements in effect at December 29, 2007 will not be material. The Company has not experienced any significant repurchases, and losses are also insignificant due to the Company's extended dealer network.

Self-Insurance

The Company is self-insured for a portion of general product liability ($250,000 per occurrence), certain employee health benefits ($200,000 annually per employee with no annual aggregate) and workers' compensation in certain states ($250,000 per occurrence with no annual aggregate). The Company accrues for the estimated losses occurring from both asserted and unasserted claims. The estimate of the liability for unasserted claims arising from incurred but not reported claims is based on an analysis of historical claims data.

Other

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company has established accruals for matters that are probable and reasonably estimable. Management believes that any liability that may ultimately result from the resolution of these matters in excess of accruals and/or amounts provided by insurance coverage will not have a material adverse effect on the consolidated financial position or results of operation of the Company.



MANUFACTURING FACILITIES

- Moreno Valley, California
- Griffin, Georgia
- Goshen, Indiana
- Ligonier, Indiana
- White Pigeon, Michigan
- Woodburn, Oregon
- Jonestown, Pennsylvania
- Cleburne, Texas

SERVICE & DISTRIBUTION CENTERS

- Denver, Colorado
- Apopka, Florida
- Louisville, Kentucky
- St. Louis, Missouri
- Springfield, Ohio
- Streetsboro, Ohio
- Harrisville, Rhode Island
- Houston, Texas
- San Antonio, Texas

DIRECTORS

Herbert M. Gardner[1,3]
Executive Vice President
Barrett - Gardner Associates, Inc.
(an investment banking firm)

Robert W. Wilson[1]
President and Chief Operating Officer

William J. Barrett[1,3]
President
Barrett - Gardner Associates, Inc.
(an investment banking firm)

Arthur M. Borden[2]
Of Counsel
Katten Muchin Zavis Rosenman

Robert J. Campbell[2]
Retired Vice Chairman of the Board
TGC Industries, Inc.
(a geophysical services company)

Thomas Cantwell[1,2,3]
President
Technical Computer Graphics, Inc.
(a software/hardware integrator)

Edward L. Flynn[2]
Owner
Flynn Meyer Company
(a restaurant management company)

Omer G. Kropf
Vice Chairman
Supreme Corporation

Mark C. Neilson[2]
Partner
Tatum, LLC
(a national financial technology and consulting firm)

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Stock Awards Committee

OFFICERS

Herbert M. Gardner
Chairman of the Board

Robert W. Wilson
President and
Chief Operating Officer

William J. Barrett
Executive Vice President
(Long Range and Strategic Planning),
Assistant Treasurer and Secretary

Jeffery D. Mowery
Treasurer, Chief Financial Officer
and Assistant Secretary

CORPORATE INFORMATION

Registrar and Transfer Agent
American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038

Auditors
Crowe Chizek and Company LLC
South Bend, Indiana

Legal Counsel
Haynes and Boone, LLP
Fort Worth, Texas

Stock Exchange Listing
American Stock Exchange
Symbol – STS
(Class A Common Stock)

Corporate Offices
P.O. Box 237
2581 E. Kercher Rd.
Goshen, IN 46528
(574) 642-3070

SECURITIES INFORMATION

The approximate number of shareholders of record of the Company's Class A Common Stock at March 20, 2008 was 259. Due to the number of shares held in street name, it is likely that there are more than 259 beneficial owners of the Company's Class A Common Stock. The Company's Class A Common Stock closed at $5.67 on March 20, 2008.

SELLING PRICE OF CLASS A COMMON STOCK

The following table shows the quarterly range of high and low quotations for the Company's Class A Common Stock on the American Stock Exchange.

2007	HIGH	LOW
First	$ 6.90	$ 5.80
Second	7.10	5.77
Third	7.25	6.77
Fourth	8.10	5.50
2006	**HIGH**	**LOW**
First	$ 8.00	$ 7.20
Second	7.61	6.10
Third	7.28	6.05
Fourth	6.89	6.05

DIVIDENDS

Cash Dividends

Paid Date	Per Share
February 27, 2006	$ .095
May 22, 2006	.095
August 28, 2006	.095
November 20, 2006	.095
March 5, 2007	.095
May 24, 2007	.095
August 28, 2007	.095
November 20, 2007	.095


END
CARRIER

Supreme
INDUSTRIES, INC.